Exhibit 4.3

DESCRIPTION OF REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
References to “NV5” and the “Company” herein are, unless the context otherwise indicates, only to NV5 Global, Inc. and not to any of its subsidiaries. As of December 31, 2022, the end of the period covered by this Annual Report on Form 10-K, NV5 has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company’s Common Stock.

The following description of the Company’s capital stock and provisions of the Company’s Amended and Restated Certificate of Incorporation, Bylaws and the Delaware General Corporation Law are summaries and are qualified in their entirety by reference to the Company’s Amended and Restated Certificate of Incorporation and NV5’s Amended and Restated Bylaws. Copies of these documents have been filed with the SEC as exhibits to the Annual Report on Form 10-K to which this description has been filed as an exhibit. Pursuant to NV5’s Amended and Restated Certificate of Incorporation, the Company’s authorized capital stock consists of 45,000,000 shares of common stock, par value of $0.01 per share (referred to as the Company’s common stock), and 5,000,000 shares of preferred stock, par value $0.01 per share (referred to as the Company’s preferred stock), to be designated from time to time by the Company’s Board of Directors.

Common Stock

Holders of common stock are entitled to one vote per share on any matter to be voted upon by stockholders. All shares rank equally as to voting and all other matters. The shares of common stock have no preemptive or conversion rights, no redemption or sinking fund provisions, are not liable for further call or assessment and are not entitled to cumulative voting rights. For as long as such stock is outstanding, the holders of common stock are entitled to receive ratably any dividends when and as declared from time to time by NV5’s board of directors out of funds legally available for dividends. Upon a liquidation or dissolution of the Company, whether voluntary or involuntary, creditors will be paid before any distribution to holders of common stock. After such distribution, holders of common stock are entitled to receive a pro rata distribution per share of any excess amount.

As of February 17, 2023, there were 15,529,919 shares of common stock outstanding.

Preferred Stock

Under the Company’s Amended and Restated Certificate of Incorporation, NV5’s board of directors has authority to issue up to 5,000,000 shares of preferred stock without stockholder approval. The Company’s board of directors may also determine or alter for each class of preferred stock the voting powers, designations, preferences, and special rights, qualifications, limitations, or restrictions as permitted by law. The Company’s board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. Issuing preferred stock provides flexibility in connection with possible acquisitions and other corporate purposes, but could also, among other things, have the effect of delaying, deferring or preventing a change in control of NV5 and may adversely affect the market price of the Company’s common stock and the voting and other rights of the holders of common stock.

The Company’s board of directors will fix the rights, preferences, privileges, qualifications and restrictions of the preferred stock of each series that NV5 issues in the certificate of designation relating to that series.  This will include:

•the title and stated value;

•the number of shares being authorized;

•the liquidation preference per share;

•the purchase price per share;

•the currency for which the shares may be purchased;

•the dividend rate per share, dividend period and payment dates and method of calculation for dividends;

•whether dividends will be cumulative or non-cumulative and, if cumulative, the date from which dividends will accumulate;

•NV5’s right, if any, to defer payment of dividends and the maximum length of any such deferral period;

•the procedures for any auction and remarketing, if any;

•the provisions for a sinking fund, if any;

•the provisions for redemption or repurchase, if applicable, and any restrictions on NV5’s ability to exercise those redemption and repurchase rights;

•any listing of the preferred stock on any securities exchange or market;

•whether the preferred stock will be convertible into the Company’s common stock or other securities of NV5, and, if applicable, the conversion period, the conversion price, or how it will be calculated, and under what circumstances it may be adjusted;

•voting rights, if any, of the preferred stock;

•preemption rights, if any;

•restrictions on transfer, sale or other assignment, if any;

•the relative ranking and preferences of the preferred stock as to dividend rights and rights if the Company liquidates, dissolves or winds up its affairs;

•any limitations on issuances of any class or series of preferred stock ranking senior to or on a parity with the series of preferred stock being issued as to dividend rights and rights if the Company liquidates, dissolves or winds up its affairs; and

•any other specific terms, rights, preferences, privileges, qualifications or restrictions of the preferred stock.

As of February 17, 2023, there were no shares of preferred stock outstanding.

Certain Anti-Takeover Effects of Delaware Law and Provisions of NV5’s Amended and Restated Certificate of Incorporation and Bylaws

The Company’s Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with the Company’s board of directors rather than pursue non-negotiated takeover attempts. These provisions include:

•Removal of directors and filling board vacancies. NV5’s Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws provide that, subject to the rights of the holders of any series of preferred stock then outstanding, directors may be removed with or without cause by the affirmative vote of the holders of a majority of the voting power of all the outstanding shares of capital stock entitled to vote generally in the election of directors voting together as a single class. Furthermore, any vacancy on the Company’s board of directors, however occurring, including a vacancy resulting from an increase in the size of NV5’s board, may only be filled by the affirmative vote of a majority of directors then in office even if less than a quorum, or by the sole remaining director.

•No written consent of stockholders. The Company’s Amended and Restated Certificate of Incorporation provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting.

•Meetings of stockholders. The Company’s Amended and Restated Certificate of Incorporation and the Company’s Amended and Restated Bylaws provide that only a majority of the members of NV5’s board of directors then in office in which a quorum is present, the Chairman of the board of directors, or the President, may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. A majority of the total number of authorized directors shall constitute a quorum at any meeting of the board of directors. The Company’s Amended and Restated Bylaws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

•Advance notice requirements. The Company’s Amended and Restated Bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to NV5’s corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at the Company’s principal executive offices not earlier than the close of business on the 120th day, nor later than the close of business on the 90th day, prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in the Amended and Restated Bylaws.

•Amendment to bylaws and certificate of incorporation. As required by the Delaware General Corporation Law, any amendment of the Company’s Amended and Restated Certificate of Incorporation must first be approved by a majority of the Company’s board of directors and, if required by law or the Amended and Restated Certificate of Incorporation, thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment, and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, directors, limitation of director liability and the amendment of the Company’s Amended and Restated Bylaws and Certificate of Incorporation must be approved by no less than 66 2/3 percent of the voting power of all of the shares of capital stock issued and outstanding and entitled to vote generally in any election of directors, voting together as a single class. The Company’s Amended and Restated Bylaws may be amended by the affirmative vote of a majority vote of the directors then in office, subject to any limitations set forth in the Amended and Restated Bylaws; and may also be amended by the affirmative vote of at least 66 2/3 percent of the voting power of all of the shares of capital stock issued and outstanding and entitled to vote generally in any election of directors, voting together as a single class.

•Blank check preferred stock. As described above, the Company’s Amended and Restated Certificate of Incorporation authorizes 5,000,000 shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable NV5’s board of directors to render more difficult or to discourage an attempt to obtain control of NV5 by means of a merger, tender offer, proxy contest, or otherwise. For example, if in the due exercise of its fiduciary obligations, the Company’s board of directors were to determine that a takeover proposal is not in the best interests of the Company or its stockholders, the board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, the Company’s Amended and Restated Certificate of Incorporation grants the board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring, or preventing a change in control of NV5.

In addition, NV5 is subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock.

Because of these provisions, persons considering unsolicited tender offers or other unilateral takeover proposals may be more likely to negotiate with the Company’s board of directors rather than pursue non-negotiated takeover attempts. As a result, these provisions may make it more difficult for stockholders to benefit from transactions that are opposed by an incumbent board of directors.